UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2003

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Re:	SYNGENTA AG Press Release: “De-listing from London Stock Exchange and Stockholm Stock Exchange”

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date: September 15, 2003	By:	/s/ Christoph Mäder

Name: Christoph Mäder Title: General Counsel

	By:	/s/ Damian Heller

Name: Damian Heller Title: Company Secretary

Media Release – Communiqué aux Médias – Medienmitteilung

De-listing from London Stock Exchange and Stockholm Stock Exchange

Basel, Switzerland, September 15, 2003

Syngenta AG announces that it intends to cease trading of its shares on the London and Stockholm Stock Exchanges due to the low level of trading volumes on those exchanges; the company will also de-list its shares from the Official List of the UK Listing Authority. Syngenta will maintain its listing on the Swiss Exchange and the New York Stock Exchange, where the majority of the trading is transacted. The listing on all four stock exchanges at the time of Syngenta's flotation reflected the shareholder base of its legacy companies.

The company is circulating full de-listing details to affected shareholders; commission free dealing services will be available for those who wish to dispose of their holdings.

The cessation of trading will occur at the close of business on 29th December 2003. The shares will be de-listed on 30th December 2003.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection and ranks third in the high-value commercial seeds market. Sales in 2002 were approximately US$6.2 billion. Syngenta employs some 20,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN), London (SYA), New York (SYT) and Stockholm (SYN). Further information is available at www.syngenta.com.